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                             April 19, 2022

       Stone Douglass
       Chief Executive Officer
       GeoSolar Technologies, Inc.
       1400 16th Street, Ste 400
       Denver, Colorado 80202

                                                        Re: GeoSolar
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 14,
2022
                                                            File No. 024-11859

       Dear Mr. Douglass:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              William T. Hart